UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 0-24612

ADTRAN, Inc. 401(k) RETIREMENT PLAN

(Full title of the plan)

ADTRAN, Inc.

(Name of issuer of the securities held pursuant to the plan)

901 Explorer Boulevard

Huntsville, Alabama 35806-2807

(Address of the plan and address of issuer’s principal executive offices)

ADTRAN, INC. 401(K) RETIREMENT PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2014 and 2013

and for the Year Ended December 31, 2014

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of

ADTRAN, Inc. 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of ADTRAN, Inc. 401(k) Retirement Plan (the “Plan”) at December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Birmingham, Alabama

June 12, 2015

ADTRAN, Inc. 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	December 31, 2014	December 31, 2013
Assets
Investments, at fair value	$227,566,269	$209,322,740
Employer contributions receivable	489,194	424,616
Employee contributions receivable	298,797	257,165
Notes receivable from participants	4,825,204	4,323,546

Net Assets Available for Benefits at Fair Value	233,179,464	214,328,067

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(104,826)	(99,462)

Net Assets Available for Benefits	$233,074,638	$214,228,605

See notes to financial statements.

ADTRAN, Inc. 401(k) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Additions to net assets attributed to:

Investment Income:
Interest and dividend income	$14,782,676
Net change in the fair value of investments	(4,778,702)

Total investment income	10,003,974

Interest income on notes receivable from participants	200,426

Contributions:
Employee	10,235,502
Employer	4,505,353
Rollovers from other qualified plans	899,265

Total contributions	15,640,120

Total additions	25,844,520

Deductions from net assets attributed to:

Distributions to participants	7,057,459
Administrative expenses	(58,972)

Total deductions	6,998,487

Net increase in net assets available for benefits	18,846,033
Net assets available for benefits, beginning of year	214,228,605

Net assets available for benefits, end of year	$233,074,638

See notes to financial statements.

ADTRAN, Inc. 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

Note 1 – Description of the Plan

The following description of the ADTRAN, Inc. 401(k) Retirement Plan (Plan) provides only general information. Participants should refer to the Plan document and summary Plan description for a more complete description of the Plan’s provisions.

General

ADTRAN, Inc. (Company) (Employer) formed the Plan effective January 1, 1990 to provide certain retirement benefits for our employees. The Company is a leading global provider of networking and communications equipment. Our solutions enable voice, data, video and Internet communications across a variety of network infrastructures. These solutions are deployed by some of the world’s largest service providers, distributed enterprises and small and medium-sized businesses, public and private enterprises, and millions of individual users worldwide. The Plan is a defined contribution plan subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (ERISA) and the provisions of Internal Revenue Code (IRC) Sections 401(a) and 401(k). The Plan is funded by discretionary employee contributions as well as employer safe harbor matching contributions. The plan assets are held by Fidelity Management Trust Company (Fidelity), which executes investment transactions, receives the plan contributions, credits participants’ individual accounts and pays benefits to participants and their beneficiaries in accordance with the provisions of the Plan.

Eligibility

All regular employees are eligible to participate in the elective deferral portion of the Plan immediately upon hire, and in the safe harbor matching portion of the Plan following the completion of twelve months of service, except seasonal employees, co-op employees, leased employees, interns and nonresident aliens with no U.S. source income.

Contributions

The Plan allows for pre-tax or Roth contributions up to 60% of a participant’s eligible compensation, as defined in the Plan Document and subject to annual limitations established by the IRS. The Plan also allows eligible participants who are age 50 or over to make additional deferrals. Participants may change their contribution deferral election under the Plan each pay period.

Under the terms of the Plan, the Company is required to make safe harbor matching contributions of 100% of an eligible participant’s first 3% of contributions and 50% of his or her next 2% of contributions (subject to certain limits). Active participants must complete twelve months of service to be eligible for the Company’s safe harbor matching contributions.

Participant Accounts and Investment Options

Each participant’s account is credited with the employee’s contribution and the Company’s matching contribution for that employee, plus an allocation of Plan earnings. Allocations of Plan earnings are based on account balances and underlying investments within each participant’s account, as defined more fully in the Plan document. Each participant directs how contributions made to the Plan on his/her behalf are to be invested among the investment options available under the Plan. The Plan currently offers 41 investment options including a Company stock fund. Contributions to the Company stock fund are limited to 20% of a participant’s total contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

The Plan also includes Fidelity BrokerageLink as an investment option. BrokerageLink is a self-directed, brokerage account that allows participants to invest in a broad range of securities, including stocks, bonds, mutual funds, exchange-traded funds, certificates of deposit and other investment choices.

Vesting

Employees are always 100% vested in their total account under the Plan.

Retirement Date

The normal retirement date is the first day of the calendar month following the date a participant reaches age 62. Early retirement is permitted on the first day of the calendar month after a participant reaches age 59-1/2.

Distribution of Benefits

Benefits commence upon the earlier of several dates: normal retirement, early retirement, date of disability, pre-retirement death or upon termination other than described above. Benefits are distributed by means of a lump sum payment. In-kind distributions of the Company’s common stock are permitted. Corrective distributions are made for excess deferrals and contributions.

Other

The Plan allows for participant in-service withdrawals at or after age 59-1/2 and hardship withdrawals at any time from the participant’s account if certain conditions are met.

Notes Receivable from Participants

Participants may borrow a minimum of $1,000 from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The Plan’s loan provisions limit outstanding loans to two loans at a time. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loan terms range from one to five years unless such loan is used to acquire a principal residence, in which case the loan term can be up to ten years. The Plan’s outstanding loans at December 31, 2014 are collateralized by the balances in the participants’ accounts and bear interest at rates commensurate with local prevailing rates as determined quarterly by the plan administrator. Loans outstanding as of December 31, 2014 and 2013 had various maturities through 2024 and interest rates ranged from 4.25% to 9.25%.

Administrative Expenses

All expenses incident to the functioning of the Plan may be paid out of Plan assets unless paid by the Company. During the Plan year ended December 31, 2014, the Company did not pay any administrative expenses on behalf of the Plan.

Plan Termination

While it is the intention of the Company to permanently continue the Plan, the Company has the right to amend or terminate the Plan at any time upon written notice to the Plan administrator and Plan trustee. No amendment may permit any plan assets to revert to the Employer or be used for any purpose other than to provide benefits to participants and their beneficiaries. Upon termination of the Plan, the plan assets will be distributed to participants and their beneficiaries in accordance with the Plan and subject to IRC and ERISA guidelines.

Note 2 – Summary of Significant Accounting Policies

The following is a summary of accounting policies utilized in the financial statements, which were prepared in accordance with accounting principles generally accepted in the United States of America.

Basis of Accounting

The accompanying financial statements of the Plan are maintained on the accrual basis of accounting.

Valuation of Investments

The money market funds, mutual funds and common stock investments are valued at fair value based on quoted market prices. Quoted market prices are based on the last reported sales price on the last business day of the Plan year as reported by the principal securities exchange on which the security is traded.

Units in commingled trust funds are valued at the contract value, as reported by the trustee of the commingled trust fund on each valuation date. Since the commingled trust funds are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the commingled trust funds. The commingled trust fund is presented on the face of the statement of net assets available for benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. Contract value, as reported by the trustee, represents contributions made, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value

Purchases and sales of investments are reflected as of the trade date. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date.

The Plan presents, in the statement of changes in net assets available for benefits, the net change in the fair value of its investments, which consists of realized and unrealized gains and losses of those investments.

Valuation of Notes Receivable from Participants

Notes receivable from participants represent participant loans and are valued at the unpaid principal balance plus any accrued but unpaid interest.

Contributions

Contributions from the Company are accrued based on the safe harbor contribution provisions of the Plan. Contributions from employees are recorded and remitted in the period in which the Company makes the deductions from the participants’ payroll.

Benefit Payments

Benefit payments are recognized when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

Recent Accounting Pronouncements

No recent accounting pronouncements have been issued that would have a material effect on the Plan’s financial statements.

Note 3 – Investments

Investments at December 31, 2014 and 2013 consist of the following, which were recorded at fair value:

Description	2014	2013
Money market funds	$10,393,882	$9,728,332
Commingled trust fund	7,171,719	6,598,695
ADTRAN common stock fund	5,745,952	6,722,116
BrokerageLink	1,126,421	889,289
Mutual funds	203,128,295	185,384,308

Total	$227,566,269	$209,322,740

At December 31, 2014 and 2013, the Plan’s investment in the ADTRAN common stock fund consisted of the following:

	2014	2013
Number of shares held	252,734	238,434
Fair value of shares held	$5,509,601	$6,440,102
Cash held	$236,351	$282,014

The Plan’s investments (including investments bought and sold, as well as held, during the year) changed in fair value during the year ended December 31, 2014, as follows:

2014
Mutual funds	$(3,587,154)
BrokerageLink	43,776
ADTRAN common stock fund	(1,235,324)

Total	$(4,778,702)

The following is a summary of assets held in excess of 5% of the Plan’s net assets available for benefits at December 31, 2014 and 2013:

	2014	2013
Fidelity Balanced Fund – Class K	$17,235,868	$14,840,643
Morgan Stanley Small Company Growth Portfolio Class I	$15,622,658	$19,233,493
Fidelity Freedom K 2020 Fund	$14,287,497	$11,561,154
Spartan 500 Index Fund – Institutional Class	$12,202,148	$—
Fidelity Growth Company Fund – Class K	$11,785,461	$—

Note 4 – Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. The Plan invests in shares of mutual funds or commingled trust funds managed by an affiliate of Fidelity, a subsidiary of which is the trustee of the Plan. These transactions qualify as party-in-interest transactions.

The Plan invests in common stock of the Company and issues loans to participants, which are secured by the balances in the participants’ accounts. During the year ended December 31, 2014, the Plan purchased 36,868 units of the ADTRAN, Inc. Common Stock Fund for $743,807 and disposed of 27,738 units for $571,787. Quarterly dividends of $0.09 per share were declared and paid by the Company on various dates throughout the year. The Plan received $87,708 in dividend payments related to the common stock of the Company for the year ended December 31, 2014. These transactions qualify as party-in-interest transactions.

Note 5 – Income Tax Status

The Plan obtained its latest advisory letter on March 31, 2014 from the IRS stating that the Plan, as then designed, was in compliance with the applicable requirements of the IRS. The Plan has subsequently been amended to conform with regulatory requirements and for minor administrative items. The Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

Note 6 – Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to Form 5500:

	2014	2013
Net assets available for benefits per the financial statements	$233,074,638	$214,228,605
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	104,826	99,462
Contributions receivable	(787,991)	(681,781)

Net assets available for benefits per Form 5500	$232,391,473	$213,646,286

The following is a reconciliation of investment income per the financial statements at December 31, 2014 to Form 5500:

2014
Total investment income per the financial statements	$10,003,974
Interest income on notes receivable from participants per the financial statements	200,426
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,364

Total investment income per Form 5500	$10,209,764

The following is a reconciliation of contributions per the financial statements at December 31, 2014 to Form 5500:

2014
Contributions per the financial statements	$15,640,120
Less: Contributions receivable at December 31, 2014	(787,991)
Add: Contributions receivable at December 31, 2013	681,781

Total contributions per Form 5500	$15,533,910

Contributions that are not received by the Plan until the subsequent year are not accrued on the Form 5500.

Note 7 – Risks and Uncertainties

The Plan provides for various investment options which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 8 – Fair Value Measurements

The Plan has categorized our cash equivalents held in money market funds and our investments held at fair value into a three-level fair value hierarchy based on the priority of the inputs to the valuation technique for the cash equivalents and investments as follows: Level 1 - Values based on unadjusted quoted prices for identical assets or liabilities in an active market; Level 2 - Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly; Level 3 - Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Plan’s own assumptions about the factors that other market participants would use in pricing an investment that would be based on the best information available in the circumstances.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014 and 2013:

		Fair Value Measurements at December 31, 2014 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds	$10,393,882	$10,393,882	$—	$—
Commingled trust fund	7,171,719	—	7,171,719	—
ADTRAN common stock fund	5,745,952	5,745,952	—	—
BrokerageLink
Money market funds	206,461	206,461	—	—
Common stocks	476,163	476,163	—	—
Mutual funds	443,797	443,797	—	—
Mutual funds
Index funds	12,202,148	12,202,148	—	—
Income/Bond funds	18,525,839	18,525,839	—	—
Balanced funds	17,235,868	17,235,868	—	—
Growth funds	95,081,698	95,081,698	—	—
Asset allocation funds	53,868,962	53,868,962	—	—
Value funds	6,213,780	6,213,780	—	—

Total investments at fair value	$227,566,269	$220,394,550	$7,171,719	$—

		Fair Value Measurements at December 31, 2013 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds	$9,728,332	$9,728,332	$—	$—
Commingled trust fund	6,598,695	—	6,598,695	—
ADTRAN common stock fund	6,722,116	6,722,116	—	—
BrokerageLink
Money market funds	160,481	160,481	—	—
Common stocks	383,662	383,662	—	—
Corporate bonds	9,875	—	9,875	—
Mutual funds	335,271	335,271	—	—
Mutual funds
Index funds	10,554,661	10,554,661	—	—
Income/Bond funds	17,916,243	17,916,243	—	—
Balanced funds	14,840,643	14,840,643	—	—
Growth funds	91,355,405	91,355,405	—	—
Asset allocation funds	46,161,247	46,161,247	—	—
Value funds	4,556,109	4,556,109	—	—

Total investments at fair value	$209,322,740	$202,714,170	$6,608,570	$—

There have been no changes in the valuation methodologies used at December 31, 2014 and 2013 to value the Plan’s assets at fair value, a summary of which is as follows:

Investments held in BrokerageLink are valued at the quoted net asset value of shares held by the Plan, which represents fair value.

The commingled trust fund is valued at its unit value as reported by the commingled trust fund as of the valuation date, which approximates fair value. The commingled trust fund invests in a diversified portfolio of benefit-responsive investment contracts issued by insurance companies and other financial institutions, fixed income securities and money market funds. These underlying fund securities are measured at fair value based on the contractual terms of the underlying investments. Since the units of the commingled trust fund are not traded in active markets, but do have daily liquidity with trades settling between one and three days and are fully benefit responsive to participant transactions at the measurement date, they are classified within Level 2 in the fair value hierarchy.

The ADTRAN common stock fund reflects the combined fair value of ADTRAN common stock and the short-term cash position. The fair value of ADTRAN stock is based on the closing price as quoted on the NASDAQ Global Select Market and is classified within Level 1 in the fair value hierarchy.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

ADTRAN, INC. 401(k) RETIREMENT PLAN

EIN: 63-0918200 Plan 001

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2014

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value
	Money Market Funds:
*	Fidelity Investments	Retirement Money Market Portfolio		$8,134,345
*	Fidelity Investments	U. S. Treasury Money Market Fund		2,259,537

	Commingled Trust Fund:
*	Fidelity Investments	Managed Income Portfolio		7,171,719

	Common Stock Fund:
*	ADTRAN, Inc.	Common stock (252,734 shares and $236,351 cash)		5,745,952

	Other Investments:
*	Fidelity Investments BrokerageLink	Various investments		1,126,421

	Mutual Funds:
	American Beacon Advisors, Inc.	American Beacon Large Cap Value Fund Institutional Class		2,717,726
	BlackRock	BlackRock Inflation Protected Bond Fund		1,261,214
*	Fidelity Investments	Balanced Fund – Class K		17,235,868
*	Fidelity Investments	Blue Chip Growth Fund – Class K		4,985,204
*	Fidelity Investments	Contrafund – Class K		10,143,923
*	Fidelity Investments	Diversified International Fund – Class K		9,338,989
*	Fidelity Investments	Equity-Income Fund – Class K		10,898,411
*	Fidelity Investments	Freedom K 2005 Fund		312,191
*	Fidelity Investments	Freedom K 2010 Fund		3,537,853
*	Fidelity Investments	Freedom K 2015 Fund		2,241,180
*	Fidelity Investments	Freedom K 2020 Fund		14,287,497
*	Fidelity Investments	Freedom K 2025 Fund		6,545,592
*	Fidelity Investments	Freedom K 2030 Fund		7,425,739
*	Fidelity Investments	Freedom K 2035 Fund		5,957,251
*	Fidelity Investments	Freedom K 2040 Fund		5,326,481
*	Fidelity Investments	Freedom K 2045 Fund		1,842,600
*	Fidelity Investments	Freedom K 2050 Fund		2,212,484
*	Fidelity Investments	Freedom K 2055 Fund		364,011
*	Fidelity Investments	Freedom K Income Fund		3,816,083
*	Fidelity Investments	Fidelity Fund – Class K		10,994,824

ADTRAN, INC. 401(k) RETIREMENT PLAN

EIN: 63-0918200 Plan 001

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2014

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value
	Mutual Funds (Continued):

*	Fidelity Investments	Government Income Fund		5,264,117
*	Fidelity Investments	Growth Company Fund – Class K		11,785,461
*	Fidelity Investments	Leveraged Company Stock Fund – Class K		5,094,627
*	Fidelity Investments	Low-Priced Stock Fund – Class K		10,930,538
*	Fidelity Investments	Spartan 500 Index Fund – Institutional Class		12,202,148
*	Fidelity Investments	Spartan U.S. Bond Index Fund – Advantage Class		5,276,874
	Goldman Sachs	Growth Opportunities Fund Institutional Class		1,381,258
	Hartford	Hartford International Opportunities HLS Fund Class IA		1,709,581
	Heartland Funds	Heartland Value Plus Fund Class Institutional		432,584
	Loomis, Sayles & Company	Bond Fund Institutional Class		6,723,634
	Morgan Stanley Institutional Fund, Inc.	Small Company Growth Portfolio Class I		15,622,658
	Prudential Investments	Prudential Jennison Mid-Cap Growth Fund, Inc Class Q		151,140
	RS Investments	RS Partners Fund Class Y		2,045,084
	Wells Fargo	Advantage C&B Mid Cap Value Institutional Class		706,156
	Wells Fargo	Advantage Special Mid Cap Value Fund Institutional Class		2,357,314

	Total Investments (held at end of year)			227,566,269

	Notes Receivable:
*	Participants	Loans with various maturities through 2024 and interest rates ranging from 4.25% to 9.25%		4,825,204

	Total Assets (held at end of year)			$232,391,473

*	Party-in-interest to the Plan
**	Cost information has not been disclosed as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADTRAN, Inc. 401(k) RETIREMENT PLAN

Date: June 12, 2015	/s/ Michael Foliano
Michael Foliano
Senior Vice President – Global Operations,
Interim Chief Financial Officer, Treasurer and Secretary
(Interim Principal Financial Officer)

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of PricewaterhouseCoopers LLP